CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,145,000	$133.05

Pricing supplement no. 707 To prospectus dated November 7, 2014, prospectus supplement dated November 7, 2014 and product supplement no. 4a-I dated November 7, 2014	Registration Statement No. 333-199966 Dated May 8, 2015 Rule 424(b)(2)

Structured Investments	$1,145,000 Review Notes Linked to the Common Stock of Apple Inc. due May 25, 2016
General
•	The notes are designed for investors who seek early exit prior to maturity at a premium if, (i) with respect to any Review Date (other than the final Review Date), the closing price of one share of the common stock of Apple Inc. on that Review Date is at or above the Call Level or (ii) with respect to the final Review Date, the Final Stock Price is at or above the Call Level. If the notes are not automatically called and the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 20%, investors will lose more than 20% of their principal amount at maturity and may lose all of their principal amount at maturity.
•	Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called.
•	The earliest date on which an automatic call may be initiated is August 20, 2015†.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
Key Terms
Reference Stock:	The common stock, par value $0.00001 per share, of Apple Inc. (Bloomberg ticker: AAPL). We refer to Apple Inc. as “Apple.”
Automatic Call:
If, (i) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Call Level or, (ii) with respect to the final Review Date, the Final Stock Price is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium that will be payable on the applicable Call Settlement Date.

Call Level:	100% of the Initial Stock Price for each Review Date
Payment if Called:
For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows:
• 4.6625% ×$1,000 if automatically called on the first Review Date
• 9.3250% × $1,000 if automatically called on the second Review Date
• 13.9875% × $1,000 if automatically called on the third Review Date
• 18.6500% × $1,000 if automatically called on the final Review Date

Payment at Maturity:
If the notes are not automatically called and the Final Stock Price is less than the Initial Stock Price by up to 20%, you will receive the principal amount of your notes at maturity.
If the notes are not automatically called and the Final Stock Price is less than the Initial Stock Price by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Stock Return)
If the notes are not automatically called and the Final Stock Price is less than the Initial Stock Price by more than 20%, you will lose more than 20% of your principal amount at maturity and may lose all of your principal amount at maturity

Contingent Buffer Amount:	20%
Stock Return:	(Final Stock Price – Initial Stock Price) Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the Pricing Date, which was $127.62
Final Stock Price:	The arithmetic average of closing prices of one share of the Reference Stock on the Ending Averaging Dates
Stock Adjustment Factor
The Stock Adjustment Factor is referenced in determining the closing price of one share of the Reference Stock and is set equal to 1.0 on the Pricing Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock.  See “The Underlyings — Reference Stocks — Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement no. 4a-I for further information.

Review Dates†:	August 20, 2015, November 19, 2015, February 18, 2016 and May 20, 2016 (final Review Date)
Call Settlement Dates†:
August 25, 2015, November 24, 2015, February 23, 2016 and the Maturity Date, each of which is the third business day after the applicable Review Date specified above, except that the final Call Settlement Date is the Maturity Date

Pricing Date:	May 8, 2015
Original Issue Date (Settlement Date):	On or about May 13, 2015
Ending Averaging Dates†:	May 16, 2016, May 17, 2016, May 18, 2016, May 19, 2016 and the final Review Date
Maturity Date†:	May 25, 2016
CUSIP:	48125URC8
†
Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “Description of Notes — Postponement of a Payment Date”  in the accompanying product supplement no. 4a-I

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$1,145,000	$11,450	$1,133,550
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $980.30 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.
The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.
May 8, 2015

Additional Terms Specific to the Notes
You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
•	Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Review Notes Linked to the Common Stock of Apple Inc.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity
The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Reference Stock as shown under the column “Stock Appreciation/Depreciation at Review Date.”  The following table assumes a hypothetical Initial Stock Price of $130 and a hypothetical Call Level of $130 (equal to 100% of the hypothetical Initial Stock Price) on each of the Review Dates.  The table reflects that the call premiums used to calculate the call premium amount applicable to the first, second, third and final Review Dates are 4.6625%, 9.3250%, 13.9875% and 18.6500%, respectively, regardless of the appreciation of the Reference Stock, which may be significant. There will be only one payment on the notes whether called or at maturity.  An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.
Review Dates Prior to the Final Review Date					Final Review Date
Closing Price	Stock Appreciation/ Depreciation at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Total Return at Third Call Settlement Date	Final Stock Price	Stock Return	Total Return at Maturity
$234.000	80.00%	4.6625%	9.3250%	13.9875%	$234.000	80.00%	18.6500%
$221.000	70.00%	4.6625%	9.3250%	13.9875%	$221.000	70.00%	18.6500%
$208.000	60.00%	4.6625%	9.3250%	13.9875%	$208.000	60.00%	18.6500%
$195.000	50.00%	4.6625%	9.3250%	13.9875%	$195.000	50.00%	18.6500%
$182.000	40.00%	4.6625%	9.3250%	13.9875%	$182.000	40.00%	18.6500%
$169.000	30.00%	4.6625%	9.3250%	13.9875%	$169.000	30.00%	18.6500%
$156.000	20.00%	4.6625%	9.3250%	13.9875%	$156.000	20.00%	18.6500%
$143.000	10.00%	4.6625%	9.3250%	13.9875%	$143.000	10.00%	18.6500%
$130.000	0.00%	4.6625%	9.3250%	13.9875%	$130.000	0.00%	18.6500%
$129.870	-0.10%	N/A	N/A	N/A	$129.870	-0.10%	0.000%
$123.500	-5.00%	N/A	N/A	N/A	$123.500	-5.00%	0.000%
$117.000	-10.00%	N/A	N/A	N/A	$117.000	-10.00%	0.000%
$104.000	-20.00%	N/A	N/A	N/A	$104.000	-20.00%	0.000%
$103.987	-20.01%	N/A	N/A	N/A	$103.987	-20.01%	-20.010%
$91.000	-30.00%	N/A	N/A	N/A	$91.000	-30.00%	-30.000%
$78.000	-40.00%	N/A	N/A	N/A	$78.000	-40.00%	-40.000%
$65.000	-50.00%	N/A	N/A	N/A	$65.000	-50.00%	-50.000%
$52.000	-60.00%	N/A	N/A	N/A	$52.000	-60.00%	-60.000%
$39.000	-70.00%	N/A	N/A	N/A	$39.000	-70.00%	-70.000%
$26.000	-80.00%	N/A	N/A	N/A	$26.000	-80.00%	-80.000%
$13.000	-90.00%	N/A	N/A	N/A	$13.000	-90.00%	-90.000%
$0.000	-100.00%	N/A	N/A	N/A	$0.000	-100.00%	-100.000%
The following examples illustrate how the payment on the notes in different hypothetical scenarios is calculated.
Example 1: The price of one share of the Reference Stock increases from the Initial Stock Price of $130 to a closing price of $143 on the first Review Date.  Because the closing price of one share of the Reference Stock on the first Review Date of $143 is greater than the corresponding Call Level of $130, the notes are automatically called, and the investor receives a single payment of $1,046.625 per $1,000 principal amount note on the first Call Settlement Date.
Example 2: The price of one share of the Reference Stock decreases from the Initial Stock Price of $130 to a closing price of $78 on the first Review Date, $91 on the second Review Date and $65 on the third Review Date and to a Final Stock Price of $104.  Because (a) the closing price of one share of the Reference Stock on each of the Review Dates prior to the final Review Date ($78, $91 and $65) is less than the corresponding Call Level of $130 and (b) the Final Stock Price of $104 is less than the corresponding Call Level of $130 and has not declined by more than the Contingent Buffer Amount of 20% from the Initial Stock Price, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.
Example 3: The price of one share of the Reference Stock decreases from the Initial Stock Price of $130 to a closing price of $104 on the first Review Date, $91 on the second Review Date and $78 on the third Review Date and to a Final Stock Price of $65.  Because (a) the closing price of one share of the Reference Stock on each of the Review Dates prior to the final Review Date ($104, $91 and $78) is less than the corresponding Call Level of $130, and (b) the Final Stock Price of $65 is less than the corresponding Call Level of $130 and is less than the Initial Stock Price by more than the Contingent Buffer Amount of 20%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:
$1,000 + ($1,000 × -50%) = $500
The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-2
Review Notes Linked to the Common Stock of Apple Inc.

Selected Purchase Considerations
•	APPRECIATION POTENTIAL — If, (a) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock is greater than or equal to the Call Level on that Review Date or, (b) with respect to the final Review Date, the Final Stock Price is greater than or equal to the Call Level, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 4.6625% × $1,000 if automatically called on the first Review Date, (ii) 9.3250% × $1,000 if automatically called on the second Review Date, (iii) 13.9875% × $1,000 if automatically called on the third Review Date or (iv) 18.6500% × $1,000 if automatically called on the final Review Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over one year the notes will be automatically called before maturity if, (i) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock on that Review Date is at or above the Call Level or, (ii) with respect to the final Review Date, the Final Stock Price is at or above the Call Level. You will be entitled to the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement.
•	LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Final Stock Price is less than the Initial Stock Price by up to the Contingent Buffer Amount of 20%, you will be entitled to the full repayment of your principal at maturity. If the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount, for every 1% that the Final Stock Price is less than the Initial Stock Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN LINKED TO A SINGLE REFERENCE STOCK— The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Apple. For additional information see “The Reference Stock” in this pricing supplement.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4a-I.  Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss..  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Withholding under legislation commonly referred to as “FATCA” may apply to amounts treated as interest paid with respect to the notes, if they are recharacterized as debt instruments.  You should consult your tax adviser regarding the potential application of FATCA to the notes.

JPMorgan Structured Investments —	PS-3
Review Notes Linked to the Common Stock of Apple Inc.

Selected Risk Considerations
An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative. If the Final Stock Price is less than the Initial Stock Price by more than the Contingent Buffer Amount of 20%, the benefit provided by the Contingent Buffer Amount will terminate and for every 1% that the Final Stock Price is less than the Initial Stock Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks.
We and/or our affiliates may also currently or from time to time engage in business with Apple, including extending loans to, or making equity investments in, Apple or providing advisory services to Apple.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Apple, and these reports may or may not recommend that investors buy or hold the Reference Stock.  As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable to the Review Dates, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Reference Stock, which may be significant. Because the closing price of one share of the Reference Stock at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Reference Stock.
•	REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.

JPMorgan Structured Investments —	PS-4
Review Notes Linked to the Common Stock of Apple Inc.

If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.
The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.
•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Reference Stock , including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the price of the Reference Stock;
•	the time to maturity of the notes;
•	the likelihood of an automatic call being triggered;
•	the dividend rate on the Reference Stock;
•	interest and yield rates in the market generally;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and
•	a variety of other economic, financial, political, regulatory and judicial events.
Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.
•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the closing price of one share of the Reference stock or the Final Stock Price, as applicable, could be below the Call Level or that the Final Stock Price could be below the Initial Stock

JPMorgan Structured Investments —	PS-5
Review Notes Linked to the Common Stock of Apple Inc.

Price by more than the Contingent Buffer Amount.  The Reference Stock’s volatility, however, can change significantly over the term of the notes.  The price of one share of the Reference Stock could fall sharply between the Pricing Date and the Ending Averaging Dates, which could result in a significant loss of principal.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

JPMorgan Structured Investments —	PS-6
Review Notes Linked to the Common Stock of Apple Inc.

The Reference Stock
Public Information
All information contained herein on the Reference Stock and on Apple is derived from publicly available sources, without independent verification.  According to its publicly available filings with the SEC, Apple designs, manufactures and markets mobile communication and media devices, personal computers and portable digital music players and sells a variety of related software, services, accessories, networking solutions and third-party digital content and applications.  The common stock, par value $0.00001 per share, of Apple (Bloomberg ticker: AAPL), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Apple in the accompanying product supplement no. 4a-I.  Information provided to or filed with the SEC by Apple pursuant to the Exchange Act can be located by reference to SEC file number 001-10030, and can be accessed through www.sec.gov.  We do not make any representation that these publicly available documents are accurate or complete.
Historical Information Regarding the Reference Stock
The following graph sets forth the historical performance of the Reference Stock based on the weekly historical closing prices of one share of the Reference Stock from January 8, 2010 through May 8, 2015.  The closing price of one share of the Reference Stock on May 8, 2015 was $127.62.  We obtained the closing prices below from the Bloomberg Professional® service (“Bloomberg”) without independent verification.  The closing prices have been adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.
Since its inception, the Reference Stock has experienced significant fluctuations.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any Review Date or any Ending Averaging Date.  We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your principal amount.

JPMS’s Estimated Value of the Notes
JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.   For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant

JPMorgan Structured Investments —	PS-7
Review Notes Linked to the Common Stock of Apple Inc.

factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”
JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.
Secondary Market Prices of the Notes
For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”
Supplemental Use of Proceeds
The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Reference Stock” in this pricing supplement for a description of the market exposure provided by the notes.
The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.
Validity of the Notes
In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 7, 2014, which was filed as an exhibit to the Registration Statement on Form S-3 by us on November 7, 2014.

JPMorgan Structured Investments —	PS-8
Review Notes Linked to the Common Stock of Apple Inc.